

June 23, 2011

Via Facsimile
Mr. Alfonso Quijada
President and Chief Executive Officer
Castmor Resources Ltd.
427 Princess Street, Suite 406
Kingston, Ontario K7L 5S9 Canada

> **Re: Castmor Resources Ltd.**
> **Amended Registration Statement on Form S-1**
> **Filed May 31, 2011**
> **File No. 333-169764**
> **Amended Form 10-Q for Quarter ended February 28, 2011**
> **Filed June 14, 2011**
> **Amended Form 10-Q for Quarter ended November 30, 2010**
> **Filed May 31, 2011**
> **File No. 001-34039**

Dear Mr. Quijada:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We will not be able to accelerate the effectiveness of your registration statement until you have cleared comments on your periodic reports.

2. Please amend your Forms 10-Q to include disclosures pursuant to Items 307 and 308(c) of Regulation S-K. We also refer you to prior comments 19 to 21 from our letter to you dated December 21, 2010. See Item 4 to Part I of the Form 10-Q.

3. We note that you include "Submission of Matters to a Vote of Security Holders" as Item 4 in your Forms 10-Q. Please note that this is no longer required in the Form 10-Q.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

        Sincerely,

        /s/ H. Roger Schwall

        H. Roger Schwall
        Assistant Director

cc: Conrad C. Lysiak
   The Law Office of Conrad C. Lysiak, P.S.